Fifth Era Acquisition Corp I

PO Box 1093 Boundary Hall

Cricket Square, Grand Cayman

KY1-1102, Cayman Islands

VIA EDGAR

November 8, 2024

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attn:	Kellie Kim

Shannon Menjivar

Catherine De Lorenzo

Mary Beth Breslin

Re: Fifth Era Acquisition Corp I

Amendment No. 2 to Draft Registration Statement on Form S-1

Submitted September 23, 2024

CIK No. 0002025401

Ladies and Gentlemen:

Fifth Era Acquisition Corp 1 (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on October 28, 2024, regarding Amendment No. 2 to Draft Registration Statement on Form S-1 filed with the Commission on September 23, 2024 (the “Registration Statement”).

For the Staff’s convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response.

Amended Draft Registration Statement Submitted September 23, 2024

Risk Factors

Risks Relating to our Search for, and Consummation of or Inability to Consummate, a

Business Combination, page 51

1.	We note your disclosure on pages 15 and 124 that in order to facilitate our initial business combination or for any other reason determined by your sponsor in its sole discretion, your sponsor may surrender or forfeit, transfer or exchange your founder shares, private placement warrants or any of your other securities, including for no consideration, as well as subject any such securities to earn-outs or other restrictions, or otherwise amend the terms of any such securities or enter into any other arrangements with respect to any such securities. Please add risk factor disclosure about risks that may arise from the sponsor having the ability to remove itself as your sponsor before identifying a business combination, including through the unconditional ability to transfer the founder shares or otherwise.

The Company acknowledges the Staff’s comment and has added the risk factor on page 82 of the Registration Statement.

2.	We note your response to prior comment 14, however the disclosure on pages 36, 50, 55, and 131 of your prospectus still indicates that the initial shareholders, directors, officers, or their affiliates may elect to purchase public shares or warrants which may "influence a vote" on a proposed business combination. Please revise this disclosure to explain how these purchases may influence a vote if you intend that the initial shareholders, directors, etc. will represent that they will not vote in favor of approving a business combination.

The Company acknowledges the Staff’s comment and has amended its disclosure throughout the Registration Statement.

Use of Proceeds, page 100

3.	The proceeds after offering expenses under the over-allotment option exercised column of $231,400,000 does not properly foot. Please revise or advise.

The Company acknowledges the Staff’s comment and has amended its disclosure on page 100 of the Registration Statement.

Dilution, page 104

4.	Please revise the over-allotment liability amount under the 50%, 75% and maximum redemption columns to $340,209 and elsewhere, including the Capitalization table.

The Company acknowledges the Staff’s comment and has amended its disclosure on page 105 of the Registration Statement.

Management

Executive Officer and Director Compensation, page 150

5.	We note your response to prior comment 20. Regulation S-K Item 402(a)(2) requires disclosure of compensation awarded to, earned by, or paid to Mr. Mechigian, "including transactions between the registrant and a third party where a purpose of the transaction is to furnish compensation to any such named executive officer or director." Please revise to disclose the compensation that may be paid to Mr. Mechigian, and describe the policies and material details regarding his compensation consideration, as well as subject any such securities to earn-outs or other restrictions,

The Company acknowledges the Staff’s comment and has amended its disclosure throughout the Registration Statement to disclose that $10,000 of the $15,000 will be paid to Mr. Mechigian.

***

We thank the Staff very much for its review of the foregoing and the Registration Statement. If you have questions or further comments, please feel free to contact our counsel, Stuart Neuhauser, Esq., by telephone at 212-370-1300.

Sincerely,

Fifth Era Acquisition Corp 1

/s/ Mitchell Mechigian
Mitchell Mechigian
Chief Executive Officer

cc: Stuart Neuhauser, Esq.

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